ESTIMATED RESERVES

AND

FUTURE NET INCOME

AS OF

DECEMBER 31, 2018

ATTRIBUTABLE TO CERTAIN

MINERAL AND LEASEHOLD INTERESTS OF

CITADEL EXPLORATION, INC.

PREPARED ACCORDING TO

U.S. SECURITIES AND EXCHANGE COMMISSION REGULATIONS

MARCH 2019

MHA Petroleum Consultants

4700 Stockdale Highway, Suite 110

Bakersfield, CA 93309

730 17th Street, Suite 410

Denver, CO 80202

March 18, 2019

Citadel Exploration, Inc.

Attention: Mr. Phil McPherson, CFO

417 31st Street, Unit A

Newport Beach, California 92663

Subject: Estimated Proved Reserves and Future Net Income as of December 31, 2018

Dear Mr. McPherson:

MHA Petroleum Consultants, LLC (MHA) prepared an estimate of the proved oil reserves, production and future net income as of December 31, 2018 attributable to certain leasehold interests of Citadel Exploration, Inc. (Citadel) located in the Kern Bluff oil field, Township 29 South, Range 29 East, MDB&M, Kern County, California. A map of the field is shown by FIGURE 1. The primary purpose of our evaluation report is to provide estimates of reserves information in support of Citadel’s year-end reserves reporting requirements under U.S. Securities Regulation S-K and for other internal business and financial needs of Citadel.

The estimated net proved reserves and future net income are shown below.

Estimated Proved Reserves as of December 31, 2018 Consolidated Economic Summary – Before Income Tax (BIT) SEC Parameters
Reserves Category	Net Reserves		Income Data (Before Taxes)
	Crude Oil	Natural Gas	Future Net Revenue	Net Operating Expense[1]	Net Capital Expense	Undisc. Net Cash Flow	Discounted Net Cash Flow @ 10%
	MBbls	MMscf	M$	M$	M$	M$	M$
Proved Dev Producing	205.8	0.0	13,383.1	7,048.3	1,375.0	4,577.9	3,547.5
Proved Dev Non-Producing	48.3	0.0	3,138.2	1,399.7	420.0	1,228.9	790.7
Proved Undeveloped	1,018.1	0.0	66,186.9	25,481.3	7,780.0	31,037.1	15,428.4
Total Proved	1,272.2	0.0	82,708.2	33,929.3	9,575.0	36,843.9	19,766.6
MBbls = Thousand barrels; MMscf = Million standard cubic feet; M$ = Thousand US Dollars [1] Net operating expenses include severance and ad valorem taxes

4700 Stockdale Hwy., Suite 110, Bakersfield, CA 93309 ; Ph: 661-325-0038

730 17TH Street, Suite 410, Denver, CO 80202; Ph: 303-277-0270 Fax: 303-277-0267, www.mhausa.com

This report has been prepared in accordance with our understanding of the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The proved reserves included herein conform to the definitions as set forth in the SEC’s Regulations Part 210.4-10(a) and are referred to as the SEC Parameters Case (SEC Case). The SEC definitions as set forth in the SEC’s Regulations of Part 210.4-10(a) are presented in APPENDIX A.

The future net revenue is based on net oil volume sold multiplied by anticipated price under existing economic conditions. Expenses include assessment and ad valorem taxes, and the normal cost of operating the wells. The SEC Case assumes constant oil price and constant (un-escalated) operating costs and expenses.

Certification

Results of this report are certified as independent, reasonable assessments of the oil and natural gas remaining to be produced as of December 31, 2018. MHA and its employees do not have any interest in these properties. MHA’s compensation for this report is not contingent on the estimate of reserves or future income attributable to the properties. This report was completed at the request of Citadel and was prepared for the exclusive use and sole benefit of Citadel. We reviewed Citadel’s Kern Bluff field reserves only in connection with the preparation of this report.

The estimated reserves and valuations presented in this report are based on reservoir engineering work performed by MHA. Citadel furnished MHA all of the accounts, records, and data required for this evaluation. MHA staff did conduct a site inspection of the properties presented in this report. The ownership interests and other factual data provided to MHA by Citadel were accepted without independent verification.

Reserves Analysis

The reserves in this report are estimated using guidelines endorsed by the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE) and in our opinion, the reserve estimates conform to the SEC regulations and requirements.

Oil and gas reserves, as considered in this report, are classified as proved reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from the known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made).

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods (no major capital investment required). Proved developed reserves may be subcategorized as producing or non-producing. Proved developed producing reserves (PDP) are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

4700 Stockdale Hwy., Suite 110, Bakersfield, CA 93309 ; Ph: 661-325-0038

730 17TH Street, Suite 410, Denver, CO 80202; Ph: 303-277-0270 Fax: 303-277-0267, www.mhausa.com

Reserves subcategorized as proved developed non-producing (PDNP) include shut-in and behind-pipe reserves (PDBP). Shut-in reserves are expected to be recovered from completion intervals which are open at the time of the estimate but which have not started producing, or wells not capable of production for mechanical reasons or waiting on stimulation treatments. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production. The PDNP reserves in this report are assigned to inactive wells which are proposed to be returned-to-production (RTP).

Proved undeveloped (PUD) oil and gas reserves are reserves expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir, or from existing wells where a relatively major expenditure is required for new equipment and/or recompletion. In this report, proved undeveloped reserves are assigned to infill drilling locations directly offsetting oil-productive wells. Undrilled locations are classified as having undeveloped reserves if a development plan has been adopted indicating that they are scheduled to be drilled within five years.

Probable and Possible reserves are not evaluated or provided in this report.

Reserves Estimates

The PDP production (reserves) forecast is based on historical production data provided by Citadel and/or obtained from public records through the last production month available (December 2018) at the time of this report. The lease production is evaluated using a decline curve analysis technique to determine the forecast of future oil production. The PDNP reserves are assigned to wells which Citadel proposes to RTP through a workover and/or re-entry of an existing shut-in or idle wellbore.

Historical well production data were analyzed for the Citadel leases to develop type curves of forecasted oil production for the RTP wells and for new wells. The PUD reserves are assigned to infill oil wells proposed to be drilled on the Needham-Bloemer, Titus and Wells-McGregor leases. There are no gas sales or gas reserves for the existing or planned wells at this time of this report. All associated natural gas production is used on lease.

The historical field production and future forecasts for the PDP, PDNP and PUD reserves categories are shown by FIGURES 2 through 4, respectively. FIGURE 5 presents the stacked plot of the future oil production forecast for the Proved oil reserves. The individual production plots and forecasts by reserves case are included in APPENDIX B.

Discounted Cash Flow Evaluation

Reserves in this report are determined as of December 31, 2018 to the defined economic limit based on a discounted cash flow analysis using the prices, interests, and operating cost inputs provided by Citadel. The economic summaries by reserves category are given in TABLES 1 through 4. One-line summaries of the individual reserves cases are presented in TABLE 5. The cash flow analyses of the individual reserves cases are presented in APPENDIX C.

4700 Stockdale Hwy., Suite 110, Bakersfield, CA 93309 ; Ph: 661-325-0038

730 17TH Street, Suite 410, Denver, CO 80202; Ph: 303-277-0270 Fax: 303-277-0267, www.mhausa.com

Crude Oil Prices

The crude oil price parameter for the SEC Case is defined by SEC as the unweighted arithmetic average of the first-of-the-month prices for the 12-month period prior to the “as of” date. For this report the 12-month period is January to December 2018.

For oil volumes, MHA determined the SEC pricing based on the average West Texas Intermediate (WTI) Spot Price adjusted for quality, local market differentials, and transportation (APPENDIX D). The price adjustment depends on the sales price differentials between the WTI Spot Price and the Kern Bluff realized prices. The quality of the Kern Bluff crude oil is 15 degree API gravity.

Hydrocarbon Product	Price Benchmark	12-mo Average WTI Spot Price	Average Price Differential	Adjusted Oil Price
Crude Oil	NYMEX WTI Cushing Spot Price	$65.56/barrel	-$0.55/barrel	$65.01/barrel

Using this methodology, the SEC crude oil price is $65.01/barrel, which is held constant for the life of the reserves.

Costs

Operating costs used in this report are based on operating expense records of Citadel. Calendar Year 2018 lease operating expense (OPEX) data were provided by Citadel for the Kern Bluff field operations (APPENDIX D). MHA analyzed these costs and determined fixed and variable cost projections based on the active wells producing from the Santa Margarita and Transition zones. The lease has been under continuous cyclic steam stimulation (CSS) of existing and new wells since January 2018 so there was a track record of steaming costs available for this report.

The projected OPEX include only those costs directly applicable to the leases and wells. Headquarters general and administrative overhead expenses are not included. Per SEC guidelines, costs and expenses are un-escalated over the life of the reserves.

Development Plan

Capital costs used in this report were provided by Citadel and are based on authorizations for expenditure and actual costs from past drilling activity. Based on a review of Citadel’s future development plans and records provided to MHA, the estimated capital costs are regarded as reasonable for the Kern Bluff properties.

MHA assigned PUD reserves to new development wells identified in Citadel’s adopted development plan up to a total of 30 locations. The Citadel UIC Permit from the California Division of Oil, Gas and Geothermal Resources (DOGGR) provides for CSS of up to 55 wells at Kern Bluff. Well recompletion, new well construction, and facility capital investments are estimated to be a total of 8.2 million dollars over a five-year period (APPENDIX E).

4700 Stockdale Hwy., Suite 110, Bakersfield, CA 93309 ; Ph: 661-325-0038

730 17TH Street, Suite 410, Denver, CO 80202; Ph: 303-277-0270 Fax: 303-277-0267, www.mhausa.com

The development plan used in this reserves analysis is summarized below:

PDNP (RTP wells):

•	Three idle wells on the Needham-Bloemer lease will be re-worked and returned to production in 2019.

PUD (Facilities)

•	An upgrade to the steam distribution system is planned for 2019. Additional investments in steam generation capacity and oil production treatment capability are anticipated during the next five years.

PUD (New wells):

•	A total of 30 locations are identified as infill wells to be constructed during the next five years. The new wells are located on undrilled acreage directly offsetting existing production on the Needham-Bloemer, Wells-McGregor and Titus leases.
•	Drilling, completion and equipping costs (per Citadel’s prepared Authorization for Expenditure) are estimated at 210 M$ for a vertical well (250 M$ deviated well).

All capital investments are un-escalated. The capital estimates also include an Asset Retirement Obligation for the abandonment costs (net of salvage) to plug and abandon the Citadel Kern Bluff wells at the end of the reserves life.

The net income values presented in the economic summary tables include a deduction for estimated local ad valorem and state assessment taxes as follows:

Assessment and Ad Valorem Taxation Rates Used in Economic Analyses
State	Assessment	Ad Valorem
California - Oil	$0.5548 per barrel	2.0%

Report Qualifications

The reserves and valuations indicated in this report are estimates only and should not be considered as exact quantities. They represent our best judgments, after having utilized generally accepted engineering, geologic, and economic procedures. Moreover, the net revenues indicated herein should not be construed as fair market values.

It is MHA’s opinion that the estimated proved reserves and other reserve information as specified in this report are reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles, as set forth in the SEC regulations. Notwithstanding the aforementioned opinion, MHA makes no warranties concerning the data and interpretations of such data. In no event shall MHA be liable for any special or consequential damages arising from Citadel’s use of MHA’s interpretation, reports, or services produced as a result of its work for Citadel.

4700 Stockdale Hwy., Suite 110, Bakersfield, CA 93309 ; Ph: 661-325-0038

730 17TH Street, Suite 410, Denver, CO 80202; Ph: 303-277-0270 Fax: 303-277-0267, www.mhausa.com

All the information furnished by Citadel was accepted without any attempt at independent verification. MHA carried out such tests as we considered necessary to check the veracity of the oil production data, operating costs, and engineering procedures. In evaluating the information at our disposal, we excluded from our consideration all legal and accounting matters, which may be controlling.

Statement of Risk

The accuracy of reserves and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status.

The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision.

Consent

We hereby consent to the references to our firm, in the context in which they appear, and to our reserve estimates as of December 31, 2018, included in the Annual Report on Form 10-K of Citadel Exploration Inc. for the fiscal year ended December 31, 2018, as well as in the notes to the financial statements included therein. We also hereby consent to the incorporation by reference of the references to our firm, in the context in which they appear, and to the reserve estimates as of December 31, 2018, in our report dated March 18, 2019 for the Citadel Annual Report on Form 10-K.

Thank you for the opportunity to prepare this report. All the basic petroleum engineering calculations and supporting data remain in MHA files for future reference by Citadel or its representatives. Please feel free to contact us with any questions or to request further information.

Very truly yours,

MHA PETROLEUM CONSULTANTS, LLC

Alan A. Burzlaff, P.E.

Managing Partner

Professional Petroleum Engineer

Licensed by the California Board for

Professional Engineers and Land Surveyors

License No. P1386

Date Signed: March 18, 2019

4700 Stockdale Hwy., Suite 110, Bakersfield, CA 93309 ; Ph: 661-325-0038

730 17TH Street, Suite 410, Denver, CO 80202; Ph: 303-277-0270 Fax: 303-277-0267, www.mhausa.com